March 22, 2024

Mr. Brandon Figg

Mr. Benjamin Meeks

Office of Structured Finance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, DC 20549

Re: Duke Energy Progress, LLC

Duke Energy Progress SC Storm Funding LLC Registration
Statement on Form SF-1 (filed January 17, 2024) as amended by
Amendment No. 1 (filed March 8, 2024)

File Nos. 333-276553 and 333-276553-01

Dear Mr. Figg and Mr. Meeks:

On behalf of Duke Energy Progress, LLC (“DEP”) and Duke Energy Progress SC Storm Funding LLC (the “Issuing Entity” and, together with DEP, the “Registrants”), we are submitting via EDGAR for review by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 2 (including certain exhibits, “Amendment No. 2”) to the Registrants’ above-referenced Registration Statement on Form SF-1 (the “Registration Statement”). This letter and Amendment No. 2 reflect the Registrants’ responses to the comments received from the Staff contained in the Staff’s letter dated March 15, 2024 (the “Comment Letter”), and certain other updated information. For your convenience, the Registrants are providing to the Staff a supplemental typeset copy of Amendment No. 2 marked to indicate the changes from Amendment No. 1 that was filed on March 8, 2024.

The Staff’s comments as reflected in the Comment Letter are reproduced in bold typeface in this letter, and the corresponding responses of the Registrants are shown below each comment. All references to page numbers in the Registrants’ responses are to the page numbers in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form SF-1

Prospectus Summary

The depositor, sponsor, seller and initial servicer of the bonds, page 8

1.	We note your revisions in response to prior comment 3. Specifically, we note your disclosure here and under "The Servicing Agreement—Servicing Compensation" on page 112 of your prospectus that Duke Energy Progress will be entitled to receive reimbursement for "reasonable" out-of-pocket expenses. However, the qualifier "reasonable" does not appear in the description of servicing compensation in Section 6.06 of the Servicing Agreement. Please reconcile these statements in your prospectus with Section 6.06 of the Servicing Agreement.

The Servicer is entitled to reimbursement for reasonable out-of-pocket expenses, and Section 6.06 has been revised accordingly.

Issuance of additional storm recovery bonds by us, page 17

Mr. Brandon Figg and Mr. Benjamin Meeks

Securities and Exchange Commission

March 22, 2024

2.	We note your disclosure in the prospectus summary that you may not issue additional storm recovery bonds unless Duke Energy Progress requests and receives another financing order from the Public Service Commission of South Carolina ("PSCSC"). However, the operative provision in Section 3.22(b)(i) of the Indenture and the corresponding disclosure under "Description of the Storm Recovery Bonds—Conditions of Issuance of Additional Storm Recovery Bonds and Acquisition of Additional Storm Recovery Property" on page 71 of your prospectus indicate that Duke Energy Progress may have existing authority under the Financing Order to issue additional storm recovery bonds. Please revise your disclosure and transaction agreements as appropriate to clarify whether Duke Energy Progress has existing authority under the Financing Order to issue additional storm recovery bonds.

DEP intends that the proposed issuance of storm recovery bonds will allow it to recover all of the storm recovery costs authorized for recovery in the Financing Order issued by the PSCSC on October 13, 2023, as amended on October 23, 2023 (the “Financing Order”). As a result, the provision allowing for additional issuances of storm recovery bonds pursuant to the Financing Order will be removed from the Indenture and the disclosure will be revised to reflect its deletion.

Description of the Storm Recovery Bonds Allocations as
Between Series, page 72

3.	We note your response to prior comment 5 and your newly-added disclosure here and under "DEP's Financing Order—Storm Recovery Charges" on page 49 of your prospectus describing DEP's current process for allocating partial payments, which states that "cash collections are first applied to billed deposits, then to installment payments (if existing), then to past due charges, then to current month charges, and finally to late payment fees." Please explain to us how this description of a sequential allocation of partial payments is consistent with the preceding statement that partial payments will be allocated "ratably among the storm recovery charge, other similar securitization charges and DEP's other billed amounts" and with the ratable allocation of partial payments described in Section 6(e) of Exhibit A to the Servicing Agreement. Please also make any necessary revisions to your prospectus to clarify how partial payments will be allocated.

The disclosure on page 49 of the prospectus has been updated to reflect revisions to Section 6(e) of Exhibit A to the Servicing Agreement.

Security for the Storm Recovery Bonds

How Funds in the Collection Account Will be Allocated, page 93

4.	We note that, according to the description on page 93 of your prospectus, the servicing fee is payable in the second step of the priority of payments, whereas other operating expenses including "certain reimbursable costs of the servicer under the servicing agreement" are payable in the fourth step of the priority of payments. However, the definition of the term "Servicing Fee" in Section 6.06 of the Servicing Agreement appears to include both the percentage-based fee and reimbursable expenses of the servicer. Please revise your disclosure to clarify whether reimbursable expenses of the servicer are paid in the second step of the priority of payments (as part of the servicing fee) or in the fourth step (as part of other operating expenses).

Mr. Brandon Figg and Mr. Benjamin Meeks

Securities and Exchange Commission

March 22, 2024

Under Section 6.06, reimbursement of reasonable expenses of the Servicer are considered part of the “Servicing Fee” as defined therein. Therefore, the disclosure on p. 93 has been revised to reflect that such amounts will be repaid to the Servicer in row 2 of the waterfall as opposed to row 4 with other operating expenses.

The Servicing Agreement

Rights Upon a Servicer Default, page 117

5.	We note your disclosure that the indenture trustee may not give a termination notice to the servicer unless the rating agency condition and the PSCSC condition are satisfied. This statement appears to be inconsistent with the operative provision in Section 7.01 of the Servicing Agreement, which provides that "the Indenture Trustee shall, upon receiving the written instruction of Holders evidencing a majority of the Outstanding Amount of the Storm Recovery Bonds or by the Commission, subject to the terms of the Intercreditor Agreement, and providing notice in writing to the Servicer (and to the Commission if such instructions are given by the Holders) (a “Termination Notice”), terminate all the rights and obligations . . . of the Servicer under this Servicing Agreement and under the Intercreditor Agreement; provided, however the Indenture Trustee shall not give a Termination Notice upon instruction of the Commission unless the Rating Agency Condition is satisfied." Please reconcile this statement in your prospectus with Section 7.01 of the Servicing Agreement.

Section 7.01 includes a provision that allows the PSCSC to terminate the rights and obligations of the Servicer to the extent a servicer default has not been remedied. The Commission, however, must act through the Indenture Trustee, and as a protection for bondholders, the Indenture Trustee is not required terminate the Servicer unless the Rating Agency Condition is satisfied. The disclosure has been updated on page 117 to clarify this arrangement.

Exhibits

Exhibit 10.1 - Form of Storm Recovery Property Servicing Agreement, page 24

6.	Section 7.03 of the Servicing Agreement provides that "[t]he Indenture Trustee, with the written consent of the Holders evidencing a majority of the Outstanding Amount of the Storm Recovery Bonds, and with respect to a waiver of a default by the servicer under Section 7.01(a) and (c) hereto, with the consent of the Commission pursuant to Section 8.01(c) hereto, may waive in writing any default by the Servicer in the performance of its obligations hereunder and its consequences, except a default in making any required deposits to the Collection Account in accordance with this Servicing Agreement." This provision appears to be internally inconsistent as it suggests that a servicer default under Section 7.01(a) may be waived with the consent of the requisite holders and the PSCSC, but also states that the waiver provision does not apply in the case of a default in making any required deposits to the Collection Account (which appears to refer to a servicer default under Section 7.01(a)). Please revise the Servicing Agreement as appropriate to resolve this apparent inconsistency, and make any necessary conforming revisions to your disclosure regarding waiver of past defaults.

Mr. Brandon Figg and Mr. Benjamin Meeks

Securities and Exchange Commission

March 22, 2024

In consultation with bond advisory team created by the Financing Order, Section 7.03 of the Servicing Agreement has been revised to clarify in addition to the prohibition against waiving a default for the servicer’s failure to make required deposits to the collection account, the Indenture Trustee may not waive an event of default relating to any other material obligation of the Servicer without consent of the PSCSC. The disclosure on p. 117 has been revised accordingly.

The Registrants acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 309-1071 or Adam O’Brian, Esq. at Hunton Andrews Kurth LLP.

Sincerely,

/s/ Michael F. Fitzpatrick, Jr.
Michael F. Fitzpatrick, Jr., Esq.

cc:	Robert T. Lucas III, Duke Energy Progress LLC Karl W. Newlin, Duke Energy Progress SC Storm Funding LLC Adam O’Brian, Esq., Hunton Andrews Kurth LLP